Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA Telephone: 212.880.6000 Facsimile: 212.682.0200 www.torys.com

December 18, 2017

VIA EDGAR

Mr. Courtney Lindsay

Staff Attorney

Division of Corporate Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	RhythmOne plc

Draft Registration Statement on Form F-4

Submitted November 14, 2017

CIK No. 0001713721

Dear Mr. Lindsay:

On behalf of our client, RhythmOne plc (“RhythmOne”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 11, 2017 (the “First Comment Letter”) and in its letter of December 14, 2017 (the “Second Comment Letter” and together with the First Comment Letter, the “Comment Letters”) with respect to RhythmOne’s draft registration statement on Form F-4 (the “Draft Registration Statement”).

On the date hereof, RhythmOne is submitting confidentially a revised draft of the Registration Statement (the “ Amended Draft Registration Statement”) incorporating the revisions described herein and includes other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of the Amended Draft Registration Statement, RhythmOne is supplementally providing with this letter a marked copy of the Amended Draft Registration Statement against the Draft Registration Statement as confidentially submitted on November 14, 2017.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letters in bold text and have provided RhythmOne’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in the Amended Draft Registration Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

What are the most significant conditions to the Offer?, page 6

1.	We note your disclosure on page eight that RhythmOne shareholders have approved the issuance of the shares, one of the conditions to the Offer. Please expand your disclosure to state which conditions have been satisfied and which remain outstanding. Further, discuss by what action the RhythmOne shareholders approved the issuance of shares.

Response.

RhythmOne has revised the disclosure on pages 7, 8, 16 and 142 to address the Staff’s comment.

Questions and Answers About the Offer

What are the material United States federal income tax consequences of the Transactions to YuMe stockholders?, page 12

2.	You state on page 5 that you and YuMe intend, at the very least, for the Second Merger to constitute a “plan of reorganization” Sections 354, 361 and 368(a) of the Internal Revenue Code. Please file an opinion of counsel supporting the tax consequences as described here. Revise your disclosures throughout your registration statement, including your Material U.S. Federal Income Tax Considerations section, as appropriate to reflect this opinion. Please refer to Section III.A.2 of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19.

Response.

RhythmOne respectfully advises the Staff that Item 601(b)(8) of Regulation S-K requires opinions on tax matters to be filed with a registration statement where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Section III.A.2 of Staff Legal Bulletin No. 19 provides that information is “material” if “there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” RhythmOne believes the requirements for a tax opinion set forth in Regulation S-K are not satisfied here.

The purpose of the Second Merger is to create the possibility (but not the certainty) that YuMe stockholders who tender their YuMe Shares in exchange for RhythmOne Shares pursuant to the Offer could qualify for U.S. tax-free treatment (in part). Without the Second Merger, there would be no such possibility. However, this possibility of tax-free treatment only arises if the Offer and the Mergers, taken together (and treated as an integrated whole), qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is uncertain whether this will be the case. Accordingly, no representation is made as to whether the Offer and the Mergers will qualify as a reorganization for U.S. federal income tax purposes, and the Registration Statement discloses the possibility that the exchange of YuMe shares for RhythmOne shares and cash will be a fully taxable transaction to YuMe stockholders for U.S. federal income tax purposes. RhythmOne therefore respectfully submits that it should not be required to file a tax opinion regarding the material U.S. federal income tax consequences of the Offer and the Mergers to YuMe stockholders.

If the Offer and the Mergers, taken together, do not qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then the Second Merger, standing alone, nonetheless could so qualify as a tax-free reorganization. In such case, the tax consequences of the Second Merger—a private transaction involving only RhythmOne and its affiliates—would apply only to these parties and not to YuMe stockholders. For the YuMe stockholders, the exchange of YuMe shares for RhythmOne shares and cash would remain fully taxable for U.S. federal income tax purposes. RhythmOne therefore respectfully submits that in light of the foregoing, it should not be required to file a tax opinion solely as to the qualification of the Second Merger, standing alone, as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. RhythmOne respectfully advises the Staff that it has revised the Registration Statement to remove any statements that could be interpreted to incorrectly imply that the qualification of the Second Merger, standing alone, as a tax-free reorganization directly bears on the tax consequences of the Offer and the Mergers to YuMe stockholders.

Summary, page 13

3.	We note that your proposal calls for two successive mergers. Include a discussion of the chronology of the transactions and the purpose of each merger. By way of example only, discuss, if true, that multiple mergers are being consummated for tax or corporate capitalization purposes). We note your disclosure at page 5 where you discuss the purpose of the first merger.

Response.

RhythmOne has revised the disclosure on pages 5 and 100 to address the Staff’s comment.

4.	For context, consider providing an organizational corporate chart that depicts the organization of the companies following the merger transactions. Include in this chart, the ownership of YuMe following the transactions and the anticipated primary shareholders of RhythmOne following the transactions.

Response.

RhythmOne has revised the disclosure on page 156 to include an organizational corporate chart that depicts the organization of the companies following the Transactions to address the Staff’s comment.

Background to and Reasons for the Transactions, page 67

5.	Expand your disclosure to discuss why YuMe did not pursue additional contact with AVI once YuMe noted AVI’s lack of continued engagement.

Response.

RhythmOne has revised the disclosure on pages 70, 71, 73, 74 and 75 to address the Staff’s comment.

YuMe’s Reasons for the Transactions, page 84

6.	Discuss what consideration the YuMe board gave to the possibility that the shares of RhythmOne may decline relative to the YuMe shares and result in a lower implied value and premium to YuMe shareholders.

Response.

RhythmOne has revised the disclosure on pages 35 and 88 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 199

7.	Please revise the presentation of your pro forma balance sheet to give effect to the consummated Radium acquisition first before giving effect to the YuMe proposed acquisition. That is, the RhythmOne and Radium historic information should be presented followed by the Radium Acquisition pro forma adjustments and a subtotal column reflecting the impact of the consummated transaction on RhythmOne’s historic balance sheet. This should be followed by the historic balance sheet of YuMe, the pro forma financing and acquisition adjustments, intercompany elimination and the final pro forma combined column.

Response.

RhythmOne has revised the presentation of the pro forma balance sheet on page 206 to address the Staff’s comment.

8.	Similarly, please revise the presentation of your pro forma income statement to first present the pro forma effects of the consummated transactions on RhythmOne’s results of operations by inserting a subtotal column after the columns reporting the historic results of operations of Perk and Radium and the columns reporting the Perk and Radium pro forma adjustments, and before presenting the YuMe historic results of operations, pro forma adjustments, and intercompany elimination.

Response.

RhythmOne has revised the presentation of the pro forma income statement on page 207 to address the Staff’s comment.

U.S. Federal Income Tax Consequences of the Transactions to U.S. Holders of YuMe Shares, page 218

9.	We note the scenarios you provide under the headers Application of Section 368(a) and Application of Section 367(a)(1), respectively. For clarity, consider providing examples of the expected tax consequences using numbers of your choosing.

Response.

RhythmOne respectfully advises the Staff that it has carefully considered whether to provide numerical examples illustrating the range of possible U.S. federal income tax consequences to YuMe stockholders who exchange their YuMe shares for RhythmOne shares and cash pursuant to the Offer. For such purposes, there are a number of variables that would need to be considered, including the holding period for YuMe shares, the adjusted tax basis in such shares, a YuMe stockholder’s tax status as a U.S. taxpayer or as a non-resident of the United States, and the stockholder’s U.S. tax classification as an individual or entity (such as a corporation). RhythmOne determined that numerous simplifying assumptions would be necessary to provide such examples, including that no YuMe stockholder would have acquired YuMe shares at different times or different prices, and that each YuMe stockholder would own only a relatively small percentage of YuMe. RhythmOne considered additional variables relating to RhythmOne and YuMe, including the relative fair market values of RhythmOne and YuMe on the closing date, as well as other variables bearing on the qualification of the Offer and the Mergers, taken together, as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Based on its review, RhythmOne advises the Staff that it believes the use of numerical examples poses the risk of providing an incomplete picture of the U.S. federal income tax consequences of the Transactions to any given YuMe stockholder and, in some cases, has the potential to mislead or confuse YuMe stockholders who tender in the Offer, given that the tax consequences are highly fact-specific. RhythmOne therefore respectfully submits that the current U.S. tax disclosure appropriately addresses the material U.S. federal income tax consequences of the Transactions generally applicable to YuMe stockholders.

Segmental Analysis, page F-20

10.	We also note on page 153 that your products fall under two main categories: (1) programmatic self-serve, which is selling RhythmOne’s marketplace’s inventory through third-party demand-side platforms either as part of a private marketplace or open auction (real-time bidding); and (2) programmatic direct, which is selling RhythmOne’s marketplace’s inventory through RhythmOne’s own demand side platform as part of a managed service arrangement. Tell us how you considered reporting revenues from each of these product categories. Refer to paragraph 32 of IFRS 8.

Response.

RhythmOne’s revenue is principally derived from advertising services measured by the number of advertising impressions displayed on digital media properties. As disclosed on page 157, these services are delivered either through third-party demand-side platforms or through RhythmOne’s own demand-side platform. RhythmOne has considered the disclosure requirement of IFRS 8, paragraph 32, and believes RhythmOne’s advertising services across demand-side platforms represent one product and are substantially similar (i.e. advertising revenues) as there is considerable overlap among customers, profitability profile, business risk and method of interacting and engaging with RhythmOne’s marketplace inventory. Consequently, RhythmOne does not believe additional disclosures in its financial statements are required.

RhythmOne has revised the disclosure on page 157, Products and Services, to replace the existing disclosure with the following disclosure:

“RhythmOne’s customers purchase RhythmOne’s marketplace inventory through demand-side platforms, including RhythmOne’s own or third-party technology, either as part of a private marketplace, managed service arrangement or open auction (real-time bidding).”

General

11.	We note that following the merger RhythmOne plans to continue to be a foreign private issuer. Please provide us with an analysis of how RhythmOne will continue to remain eligible in light of, among other relevant factors, RhythmOne’s recent mergers and acquisitions, operations, management and ownership in light of the shares to be issued in connection with the acquisition of Radium and YuMe. Please refer to Rule 405 of the Securities Act.

Response.

RhythmOne respectfully advises the Staff that it is currently a foreign private issuer because less than 50% of its outstanding voting securities are held by U.S. residents, as calculated in accordance with Rule 405. RhythmOne further acknowledges that in the future it may issue RhythmOne Shares to U.S. residents, whether as acquisition currency in connection with acquisitions or for purposes of raising capital. As of December 13, 2017, after reasonable inquiry, RhythmOne believed less than 3% of RhythmOne Shares (the only voting securities of RhythmOne) were held by U.S. residents. After the issuance of RhythmOne Shares to YuMe stockholders in connection with the Transactions and the maximum number of RhythmOne Shares that may be issued in connection with the Radium acquisition as deferred consideration, RhythmOne estimates that U.S. residents would hold less than 37% of the expected total number of RhythmOne Shares (after giving effect to such issuances).

While it is expected that at least one of the three conditions set forth in paragraph (1)(ii) of the definition of foreign private issuer would not be met after consummation of the Transactions, RhythmOne will remain a foreign private issuer unless more than 50% of its outstanding voting securities were directly or indirectly held of record by U.S. residents, absent a change of circumstances. RhythmOne will continue to monitor its foreign private issuer status and reassess its status going forward as of September 30, 2018 (the last day of its second fiscal quarter) in accordance with Rule 405.

RhythmOne has revised the disclosure on pages 36 and 254 to further clarify that RhythmOne may not remain a foreign private issuer in the future.

Form F-4 Filed November 14, 2017

1.	Please supplementally explain how you concluded this transaction is not subject to Rule 13e-3. In this regard, we note that Messrs. Singer and Mutch are current directors of YuMe, Inc. and will become directors of RhythmOne plc in connection with this acquisition (Mr. Singer will become Chairman of the RhythmOne Board of Directors). Mr. Singer was a significant shareholder of YuMe and will receive an equity stake in RhythmOne pursuant to the share component of this exchange offer. We further note Mr. Singer and Mr. Mutch’s roles in negotiating this transaction as members of the Special Committee for YuMe. Your response should also address the prior business relationship between these two companies and the significance of that relationship to YuMe. If you believe one of the exceptions in Rule 13e-3(g) applies here, please identify the exception and outline the facts supporting your reliance on it. We may have additional comments.

Response.

RhythmOne respectfully advises the Staff that it does not believe that the acquisition of YuMe by RhythmOne as contemplated by the Offer and the First Merger as described in the Registration Statement should be considered a “Rule 13e-3 transaction” as defined in Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 13e-3 applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer. Therefore, Under Rule 13e-3(a)(3)(i), in order for the transaction to constitute a Rule 13e-3 transaction, YuMe or an “affiliate” of YuMe must be purchasing YuMe equity securities or must be the other party to the transaction.

Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Control is defined in Exchange Act Rule 12b-2 to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Footnote 28 to Exchange Act Release No. 17719 states that “[t]he existence of a control relationship . . . does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Transactions lead to the conclusion that RhythmOne is an affiliate of YuMe or that Mr. Singer and Mr. Mutch are affiliates of RhythmOne such that the Transactions would constitute a Rule 13e-3 transaction.

RhythmOne is not an Affiliate of YuMe

RhythmOne respectfully advises the Staff that neither RhythmOne nor Purchaser is an “affiliate” of YuMe. Neither RhythmOne nor Purchaser (i) holds any YuMe equity securities, (ii) has any representation on YuMe’s board of directors (or the right to appoint any representatives to the YuMe board of directors), or (iii) has any other relationship that is indicative of control of, or common control with, YuMe. As disclosed in the Registration Statement, RhythmOne entered into a Tender and Support Agreement with certain YuMe shareholders and the directors and officers of YuMe concurrently with signing of the Merger Agreement (including Messrs. Singer and Mutch), but this is not the type of arrangement that would confer affiliates status on RhythmOne such that the Transactions would constitute a Rule 13e-3 transaction. It should also be noted that RhythmOne is a strategic (non-financial) acquirer.

Pre-existing Commercial Arrangements Between Yume and RhythmOne do not Create Affiliate Status

RhythmOne further advises the Staff that, as disclosed in the Registration Statement, YuMe and RhythmOne have a pre-existing ordinary course commercial relationship as a result of the two companies having complementary products addressing different aspects of the digital advertising market. YuMe and RhythmOne executed standard YuMe publisher agreements for the purchase of media inventory. For the six months ended September 30, 2017 and for the fiscal years ended March 31, 2017, 2016 and 2015, YuMe generated approximately 1.1%, 0.6%, nil, and 1.4%, respectively, of RhythmOne’s consolidated revenues through such commercial arrangements; for the same periods, these commercial arrangements resulted in no revenue for YuMe directly from RhythmOne, except for less than $0.1 million of ad serving fee revenue in the six months ended September 30, 2017 (the acquisition of Perk by RhythmOne is reflected as of January 2017). Therefore, these commercial arrangements were not quantitatively material to either party. In addition, such commercial arrangements were established at arms’-length, had no terms bearing on the election of directors of YuMe or the selection or direction of YuMe management, and imposed no limitation on the ability of YuMe to enter into strategic combination transactions with other parties and therefore do not constitute the kind of “control” influence contemplated by the Rule 13e-3(a)(1) “affiliate” definition.

Neither Mr. Singer nor Mr. Mutch is an Affiliate of RhythmOne

RhythmOne respectfully advises the Staff that neither Mr. Singer nor Mr. Mutch is currently an affiliate of RhythmOne and do not control RhythmOne in a way that would cause them to be deemed to be “engaged in” a Rule 13e-3 transaction. Pursuant to Rule 13e-3(a)(1), in order for either Mr. Singer or Mr. Mutch to be considered an affiliate of RhythmOne, he would have to directly or indirectly control or be controlled by or under common control with RhythmOne such that he would be standing “on both sides of the transaction . . .” Exchange Act Release No. 34-17719 (Apr. 13, 1981) (emphasis added).

We recognize that Exchange Act Release No. 34-16075 (August 2, 1979) (the “Adopting Release”) and the Staff’s guidance in the Compliance & Disclosure Interpretations (the “CD&I”) 201.01 and 201.06 suggest that where continuity in management exists, a Schedule 13E-3 may be required even if the transaction was negotiated at arm’s length. The CD&I notes that important factors in the Staff’s analysis of whether a Rule 13e-3 transaction exists include whether the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company, hold senior management positions with the surviving company, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

However, Note 6 of the Adopting Release clarifies that “the Commission would not view a person as an affiliate of the purchaser simply because such person is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”

As disclosed in the Registration Statement, Messrs. Singer and Mutch are expected to become members of the seven-member board of directors of RhythmOne upon closing of the acquisition and are expected to serve as directors of RhythmOne until the next annual meeting of shareholders of RhythmOne. It is also expected that Mr. Singer will serve as chairman of the RhythmOne board upon the closing. In accordance with the Merger Agreement, RhythmOne has agreed, subject to compliance by the directors of RhythmOne with their fiduciary duties, to cause Messrs. Singer and Mutch to be nominated and recommended for election as directors of RhythmOne at the next annual meeting of RhythmOne. After the next annual meeting of RhythmOne (currently expected to be held in June, 2018), the RhythmOne board is under no further obligation to nominate and recommend Messrs. Singer and Mutch.    Other than this right to sit on the RhythmOne board of directors set forth in the Merger Agreement, there are no other arrangements expected to be in place with either Mr. Singer or Mr. Mutch other than the typical indemnification agreements, director fee arrangements and other arrangements typically in place with directors of public companies. Further, although it is expected that Messrs. Singer and Mutch will be on the RhythmOne board of directors, they will only represent two members of a seven-member board of directors and therefore will not be in position to “control” RhythmOne. There are also no additional rights or indicia of control related to the role of chairman that would alter Mr. Singer’s role as a director serving on the RhythmOne board following the closing.

Neither Mr. Singer nor Mr. Mutch will hold any shares of YuMe (or the surviving corporation of the First Merger) after consummation of the Offer and the First Merger; rather existing shares of YuMe common stock that they currently beneficially own will be exchanged for the same consideration that all other YuMe stockholders will receive in the Transactions—for each YuMe share, they would be entitled to received $1.70 in cash and .7325 RhythmOne shares. Neither Mrs. Singer nor Mr. Mutch hold any YuMe options that would entitle such options to receive the Transaction Consideration or be converted into RhythmOne options. Mr. Singer owns approximately 31,000 YuMe RSUs and Mr. Mutch owns approximately 21,000 RSUs, in each case the vesting of which will accelerate upon the closing of the Transaction (consistent with all other equity awards held by YuMe’s independent directors), which will entitle each of them to receive the Transaction Consideration for their respective RSUs.

After consummation of the Transactions, Mr. Singer will beneficially own (both directly and as a managing member of VIEX Capital Advisors) approximately 5% of RhythmOne’s outstanding shares, which is well below 10% which typically signifies “control” and which is fundamental to the concept of “affiliate” as defined by Rule 13e-3. Mr. Mutch will beneficially own less than 1% of RhythmOne’s outstanding shares after consummation of the Transactions. It should be further noted that RhythmOne’s largest existing shareholder, which currently owns approximately 29% of the issued and outstanding shares of RhythmOne, would own approximately 19% of RhythmOne’s issued and outstanding shares after the Transactions. RhythmOne’s second largest existing shareholder would also own more RhythmOne Shares than Mr. Singer after the Transactions.

For the reasons outlined above, RhythmOne respectfully advises the Staff that it does not believe that merely holding board seats on the RhythmOne board of directors following the completion of the Transactions and receiving the same consideration for their YuMe shares that all other stockholders of YuMe would receive in the Transactions, together with the arrangements expected to be in place with Messrs. Singer and Mutch in their capacity as directors that are typical for directors of public companies, should be deemed to result in either Mr. Singer or Mr. Mutch being affiliates of RhythmOne such that the proposed Transaction would be considered a Rule 13e-3 transaction.

It should be noted that other than Mr. Singer and Mr. Mutch, no other YuMe director or member of YuMe management (i) has entered into any employment or compensation arrangements with RhythmOne and (ii) would hold a material amount of equity securities of RhythmOne or any of its subsidiaries, occupy the seats on the board of RhythmOne or any of its subsidiaries, or otherwise be in “control” of RhythmOne or any of its subsidiaries. In addition, it is also contemplated that RhythmOne’s current chief executive officer and its chief financial officer will continue to serve in those roles following the closing of the Transactions.

The merger was negotiated vigorously at arm’s-length and does not implicate the policy concerns of Rule 13e-3

The Commission has made clear that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated issuer. As the Commission stated in Exchange Act Release No. 34-17719, Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” Unaffiliated YuMe stockholders are not more limited in this transaction than stockholders generally in their ability to influence whether a transaction is entered into and consummated. While Mr. Singer (both directly and as a managing member of VIEX Capital Advisors) beneficially owns approximately 16% of YuMe’s outstanding common stock, YuMe stockholders will be entitled to tender into the Offer and Mr. Singer does not have the power to satisfy the minimum tender condition.

The Merger Agreement was negotiated vigorously, extensively and at arm’s-length, as described in the sections of the Registration Statement entitled “Background to and Reasons for the Transactions—Background to the Transactions” and “Background to and Reasons for the Transactions —YuMe’s Reasons for the Transactions.” YuMe conducted an extensive strategic review process, contacting 45 parties over several months which ultimately led to three companies presenting non-binding offers as described under “Background to and Reasons for the Transactions—Background to the Transactions.” In addition, the history of negotiations between RhythmOne and YuMe was long and arduous, including the fact that negotiations occurred with two different CEOs at each of the respective companies, commenced over two years prior to Mr. Singer or Mr. Mutch joining the YuMe board and produced several different letters of intent with significantly different consideration structures and amounts. Although Mr. Singer met, on occasion, with representatives of RhythmOne, during the negotiations between the parties, the Special Committee of YuMe’s board last met on April 20, 2017, or more than four months prior to the execution of the Merger Agreement. Following April 20, 2017, the full YuMe board met to consider strategic alternatives, review the Merger Agreement and provide direction to YuMe management. It should be noted that Mr. Mutch was not added to the Special Committee of the YuMe board until July 27, 2017, and the Special Committee did not meet following that date. The Merger Agreement was ultimately negotiated and unanimously recommended by the YuMe board of directors, including all six independent directors other than Mr. Singer and Mr. Mutch. Only after extensive deliberations and discussion and consultation with its independent legal and financial advisors did the YuMe board of directors, which is composed of eight directors all of whom are independent under the rules of the New York Stock Exchange, approve the Merger Agreement and the transactions contemplated therein.

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest. Again, these concerns do not apply to this transaction, because the transaction will either occur or it will not. If it does not, the unaffiliated stockholders will be left with the same liquid market and float and the same protections under the federal securities laws. Their equity interest will be left intact. If the transaction does go through, all outstanding YuMe shares, including those held by unaffiliated stockholders, will be exchanged for cash and RhythmOne shares (which trade on the London Stock Exchange’s AIM market), the same shares that Mr. Singer and Mr. Mutch will hold. RhythmOne advises the Staff that RhythmOne’s average daily trading volumes per day over the 12 months ended December 15, 2017 on the AIM was approximately 170,000 RhythmOne shares (as adjusted for the RhythmOne share consolidation implemented on September 25, 2017), while YuMe’s average daily trading per day over the same period on the NYSE was approximately 142,000 Yume shares. Following the Transactions, RhythmOne will be required to publicly file SEC reports and will be a reporting company under the Exchange Act. In short, no unaffiliated stockholder will be coerced into voting in favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

In sum, notwithstanding the fact that Messrs. Singer and Mutch will serve on the RhythmOne board of directors (including Mr. Singer serving as chairman) and each will receive shares of RhythmOne stock in his capacity as a stockholder of YuMe, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated. In addition, the acquisition of YuMe securities by RhythmOne in the Transactions does not involve the acquisition by YuMe or an affiliate of YuMe. As a result, RhythmOne respectfully submits that Rule 13e-3 should not be deemed applicable to this transaction.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:	Kathryn Jacobson

Robert Littlepage

Celeste Murphy

Christina Chalk

(Securities and Exchange Commission)

Amy Hastings

(RhythmOne plc)

James Masetti

(Pillsbury Winthrop Shaw Pittman LLP)